TYPE: 425
SEQUENCE: 1
DESCRIPTION: NEWSPAPER ARTICLE FILED PURSUANT TO RULE 425

                                        Filed by: RMI.NET, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: Internet Communications
                                                         Corporation
                                        Commission File No. 0-19578

THIS NEWSPAPER ARTICLE IS FILED BY RMI.NET, INC. PURSUANT TO RULES 165 AND 425 OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is an article published in the Denver Post.

                      STOCK MARKET TURNS ON 'NET COMPANIES

BY Jennifer Beauprez
DENVER POST BUSINESS WRITER

OCT. 16, 2000 - Doug Hanson wakes up each day knowing his company is at the mercy of a volatile and unpredictable stock market. And it's not likely to change anytime soon.

The chief executive of RMI.Net Inc. believes that no matter what he does, how many hours he works or what kind of positive news his company delivers, the Denver Internet service provider's stock price will hover at record lows.

"It doesn't matter if it's good news or bad news, your stock goes down," said Hanson. "It's not just RMI. It's everyone." That's the curse of the markets. Just as the stock market hype drove up valuations and made people millionaires last year, it can turn the other direction in a hurry.

The vast majority of local tech stocks have been hammered by the volatile stock market, trading at all-time low prices. Some of them are at least 50 percent lower than where they were this spring before the markets took a tumble. Each company has its own financial story. But J.D. Edwards & Co.'s stock is down to $21.12 a share from a high of $48.31 in March. Convergent Communications Inc. is down to $3 a share from $18.75 in January. FirstWorld Communications Inc. now trades at $2.12 a share from a March high of $38.75. And eSoft Inc. closed Friday at $3.56 after a January heyday of $42.87.

Small-cap stocks, such as RMI.Net, which is down to $1.09 a share from a 52week high of $13.50, will likely be the last to recover. Small-cap stocks usually have a market capitalization of $500 million or less. (Market capitalization is the number of outstanding shares multiplied by the stock price.)

"The market is brutal," said Fred Taylor, principal at Northstar Investment Advisors in Denver.

Just this last week, the stock markets took an ugly beating. On Thursday, the Dow Jones industrial average plunged 379.21 points, and the tech-heavy Nasdaq hit its lowest point of the year.

Stocks rebounded on Friday as bargain-hunting investors helped push the Nasdaq composite index up to one of its best one-day performances ever. Investors eagerly bought big-name technology stocks, including EMC Corp, Sun Microsystems Inc. and Cisco Systems Inc., which had prices that rebounded 10 percent.

But Internet-related stocks - especially small-cap stocks like RMI.Net - didn't feel the good vibrations of the market. Investors turned against Internet companies after market leaders Yahoo and DoubleClick Inc. announced Friday that revenues from Internet ads were likely to be lower in the future.

Local stocks, such as Webb Interactive Services Inc., a Denver e-commerce firm, dropped 9.5 percent to close at $5.31 a share Friday. It traded as high as $70 a share in February.

RMI.Net's stock dropped nearly 8 percent Friday to close at $1.09.


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"It's ridiculous," said Hanson of RMI. When Hanson took over as CEO of RMI three years ago, the company's stock traded at $2 a share. The company's revenues have since grown to $50 million from $5 million, and it has made 25 acquisitions and expects to break even in December. "That's a good position to be in, and we get no benefit from that," said Hanson.

Financial experts agree that tech stocks were overvalued and some adjustment in valuations was needed after months of hype. Craig Callahan, chief investment officer at Meridian Icon Funds in Englewood, says he doesn't think tech stocks will truly recover for another year or two. Based on that forecast, Callahan's fund has decreased its technology holdings to 12 percent from 33 percent.

"People are just gradually realizing that this is a new market," Callahan said. "It's just not the time for tech stocks to lead."

That's disconcerting to companies like Navidec Inc., a Denver e-commerce service company that last week announced a stock repurchasing plan as an attempt to revive its deflated stock price. The company's stock has dropped to $4.50 after trading at $22.06 last spring.

Typically when a company says it will buy back its own stock, it's an encouraging sign to investors that management believes in the company's prospects.

But in Navidec's case, no one cared. The company watched its price drop 15 percent to $4.56 a share on Thursday, the same day it made its announcement.

"It was a bit disappointing," said Ralph Armijo, Navidec's chief executive. He said the company's profit is increasing, sales are growing and it just sold its Driveoff.com subsidiary to Microsoft Corp. for $90 million.

"What's occurring today is not anything associated with our business," Armijo said.

Hanson of RMI.Net said he worries the languishing stock prices of Colorado tech companies will lead to more layoffs and eventually a downturn in the local economy.

Thousands of layoffs were announced over the past week nationwide by tech companies upon announcing disappointing earnings. And in the past few months, a number of local tech companies, including RMI.Net, Qwest Communications International Inc., J.D. Edwards, ICG Communications Inc. and Convergent Communications made job cuts.

Hanson said people are the biggest expense for most companies, and they're what often gets cut to please Wall Street investors and improve financials. If they continue, those layoffs will eventually trickle throughout the economy.

"No one is going to come out of this thing, escape this thing, without impact," Hanson said. "Everyone is going to be hurt." Small technology companies will likely be the last to rebound from Wall Street's aversion to technology stocks. Investors are far more likely to buy stock in companies like Cisco and Microsoft than in a small company.

"Small-cap stocks are a very risky area to go in," said Fred Holland a principal of Investment Security Group, an investment advisory firm in Denver. For the average investor, the small-cap stocks are difficult to find and it is difficult to judge which ones will be winners. Because small-cap stocks have lower trading volume, investors also can't get in and out of them as easily, Holland said.

Small companies not dealing in the public markets may also find that the roads are now closed to initial public offerings - a path that last year promised stock market riches.

"The Internet game is probably over, and people are going to have to get money out of the venture capitalists," said Taylor of Northstar Investments.